

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2022

John T. Stankey
Chief Executive Officer
AT&T Inc.
One AT&T Plaza
208 S. Akard St.
Dallas, Texas 75202

> **Re: AT&T Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 22, 2022**
> **File No. 001-08610**

Dear John T. Stankey:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Disclosure Review Program